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                                                                    EXHIBIT 99.1

[VIVENDI LOGO]

                     VIVENDI UNIVERSAL ANNOUNCES PROJECT TO
                           REORGANIZE ITS HEADQUARTERS


PARIS AND NEW YORK, OCTOBER 10, 2002 - A document concerning a project to reorganize the Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] headquarters was given to the works committee of Vivendi Universal SA on October 10, 2002, thereby initiating the information and consultation procedures provided for in French labor regulations.

The project affects the headquarters of Vivendi Universal in Paris, as well as its locations outside France. It aims to:

- redefine and refocus the headquarters tasks on holding company activities;

- concentrate all those tasks in Paris, with New York becoming a representative office for the company, primarily responsible for functions relating to North America;

- achieve full-year savings of around E140 million compared with the total 2002 budget of E313 million. These savings will be generated by a very significant cut in non-payroll costs (fees for external services, in particular), as well as a reduction in the number of employees at all headquarters sites.

With regard to the Paris headquarters, the plan provides for cutting 152 positions out of a total of 327. To deal with this situation, in consultation with the labor unions, Vivendi Universal will take measures -- in particular as regards job mobility -- to ensure that all employees are offered a suitable solution, therefore excluding redundancy without accompanying measures.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the proposed cost-savings and/or restructurings will not materialize in the timing or manner described above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at
<www.sec.gov> or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.

CONTACTS:

MEDIA

PARIS                                NEW YORK
Antoine Lefort                     Anita Larsen
+33 (1) 71.71.1180                 +(1) 212.572.1118
Alain Delrieu                      Mia Carbonell
+33 (1) 71.71.1179                 +(1) 212.572.7556